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SEC Registration No. 333-107750
Filed pursuant to Rule 424(b)(3)

[THE FOLLOWING IS TEXT TO A STICKER TO BE ATTACHED TO THE FRONT COVER OF THE PROSPECTUS IN A MANNER THAT WILL NOT OBSCURE THE RISK FACTORS:

SUPPLEMENTAL INFORMATION—The Prospectus of Cornerstone Realty Fund, LLC consists of this sticker, the Prospectus dated November 1, 2004, Supplement No. 1 dated January 28, 2005, Supplement No. 2 dated February 11, 2005, Supplement No. 3 dated April 22, 2005, Supplement No. 4 dated April 29, 2005 and Supplement 5 dated July 5, 2005. Supplement Nos. 1, 2, 4 and 5 contain descriptions of the status of the offering, a property the fund has purchased, revisions to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and financial statements and pro forma financial information. Supplement No. 3 contains an updated "Management's Discussion and Analysis of Financial Condition and Results of Operations" section and updated financial statements.]

CORNERSTONE REALTY FUND, LLC

SUPPLEMENT NO. 5
DATED JULY 5, 2005
TO THE PROSPECTUS DATED NOVEMBER 1, 2004
OF CORNERSTONE REALTY FUND, LLC

        This Supplement No. 5 supplements, modifies or supersedes certain information contained in the prospectus of Cornerstone Realty Fund, LLC, dated November 1, 2004, and must be read in conjunction with such prospectus and Supplement Nos. 1 through 4.

        The purpose of this Supplement No. 5 is to:

  •
  provide financial statements and pro forma financial information for a property we acquired; and

  •
  describe information concerning the resignation of a director and an officer of the managing member of our managing member.

MANAGEMENT

        The information provided in the "MANAGEMENT" section of our prospectus at page 27 is revised as follows:

        On May 25, 2005, Cornerstone Ventures, Inc. received the resignation of William H. McFarland as a director of Cornerstone Ventures, Inc. Cornerstone Ventures, Inc. is the managing member of Cornerstone Industrial Properties, LLC. Cornerstone Industrial Properties, LLC is the managing member of the registrant. Mr. McFarland stated that his resignation was due to increased constraints on his time availability.

        On June 30, 2005, Gary W. Nielson, the Chief Financial Officer of Cornerstone Ventures, Inc. advised Cornerstone Ventures, Inc. that he was resigning as its Chief Financial Officer effective August 15, 2005. Cornerstone Ventures, Inc. has commenced an active search for his replacement. Mr. Nielson has indicated his willingness to assist Cornerstone Ventures, Inc. on a consulting basis following his August 15, 2005 resignation in order to facilitate a smooth transition.

INDEX TO FINANCIAL STATEMENTS

        The following financial statements are provided to update the financial statements presented in our prospectus under the heading "INDEX TO FINANCIAL STATEMENTS" commencing at page F-1 of our prospectus.

Paramount Business Center
Report of Independent Registered Public Accounting Firm	3
Statements of Revenue and Certain Expenses for the Year Ended December 31, 2004 and the Three Months Ended March 31, 2005 (unaudited)	4
Notes to Statements of Revenue and Certain Expenses	5
Cornerstone Realty Fund, LLC
Summary of Unaudited Pro Forma Financial Information	7
Unaudited Pro Forma Condensed Balance Sheet as of March 31, 2005	8
Unaudited Pro Forma Condensed Statement of Operations for the Year Ended December 31, 2004	9
Unaudited Pro Forma Condensed Statement of Operations for the Three Months Ended March 31, 2005	10

Report of Independent Registered Public Accounting Firm

To the Members
Cornerstone Realty Fund, LLC

        We have audited the accompanying statement of revenue and certain expenses of Paramount Business Center for the year ended December 31, 2004. This statement of revenue and certain expenses is the responsibility of the management of Paramount Business Center. Our responsibility is to express an opinion on the statement of revenue and certain expenses based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of revenue and certain expenses is free of material misstatement. The Paramount Business Center is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Paramount Business Center's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        The accompanying statement of revenue and certain expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in the current report on Form 8-K/A of Cornerstone Realty Fund, LLC) as described in Note 1 and is not intended to be a complete presentation of the revenue and expenses of the property.

        In our opinion, the statement of revenue and certain expenses of Paramount Business Center presents fairly, in all material respects, the revenue and certain expenses described in Note 1 of Paramount Business Center for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States.

/s/ BDO SEIDMAN, LLP

Costa Mesa, California
May 24, 2005

PARAMOUNT BUSINESS CENTER
STATEMENTS OF REVENUE AND CERTAIN EXPENSES

	Year ended December 31, 2004	Three months ended March 31, 2005
		(Unaudited)
Revenue
Rental revenue	$260,260	$57,490
Tenant reimbursements	38,400	8,315
Other	1,035	1,200

Total revenue	299,695	67,005

Certain Expenses
Property operating and maintenance	45,543	9,317
Property taxes	22,423	5,772
Insurance	3,106	799

Total certain expenses	71,072	15,888

Excess of revenue over certain expenses	$228,623	$51,117

See report of independent registered public accounting firm and accompanying notes to statements of revenue and certain expenses.

PARAMOUNT BUSINESS CENTER
NOTES TO STATEMENTS OF REVENUE AND CERTAIN EXPENSES

1.     Organization and Summary of Significant Accounting Policies

Organization

        The accompanying statement of revenue and certain expenses includes the operations of Paramount Business Center (the "Property") located in Paramount, California, which was acquired by Cornerstone Realty Fund, LLC (the "Fund"), from a nonaffiliated third party. The Property was acquired on April 28, 2005 for $3,100,000 and has 30,157 leasable square feet on approximately 1.66 acres of land (unaudited).

Basis of Presentation

        The accompanying statements of revenue and certain expenses have been prepared in accordance with the requirements of the Securities and Exchange Commission Regulation S-X, Rule 3-14. Accordingly, the statements exclude items not comparable to the proposed future operations of the Property such as mortgage interest, leasehold rental, depreciation, corporate expenses, and federal and state income taxes.

        The accompanying statements are not representative of the actual operations for the periods presented, as certain expenses that may not be comparable to the expenses expected to be incurred by the Fund in the future operations of the Property have been excluded. The statement for the three months ended March 31, 2005 is unaudited and reflects all adjustments (consisting only of normal recurring adjustments), which are, in the opinion of management, necessary for a fair presentation of the operating results for the interim period presented. The results of operations for the three months ended March 31, 2005 (unaudited) are not necessarily indicative of the results for the entire fiscal year ending December 31, 2005.

Revenue Recognition

        Rental revenue is recognized on an accrual basis as it is earned over the lives of the respective tenant leases on a straight-line basis. Rental receivables are periodically evaluated for collectibility.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of revenue and certain expenses during the reporting period. Actual results could differ materially from the estimates in the near term.

2.     Industrial Property

        The future minimum lease payments to be received under existing operating leases as of December 31, 2004, are as follows:

2005	$242,965
2006	184,038
2007	108,172
2008	47,187

$582,362

        Industrial space in the Property is generally leased to tenants under lease terms, which provide for the tenants to pay increases in operating expenses in excess of specified amounts. The above future minimum lease payments do not include specified payments for tenant reimbursements of operating expenses.

        The leases include scheduled base rent increases over their respective terms; the difference between base rental income on a straight-line basis and amounts currently due pursuant to the lease agreements was not significant.

        Five tenants represent approximately 62% of the rental income of the Property for each of the periods presented.

CORNERSTONE REALTY FUND, LLC
UNAUDITED PRO FORMA FINANCIAL INFORMATION

        The following Unaudited Pro Forma Condensed Statements of Operations of Cornerstone Realty Fund, LLC (the "Fund") for the year ended December 31, 2004 and for the three months ended March 31, 2005 have been prepared as if the acquisition of Paramount Business Center had occurred as of the beginning of each period presented and Unaudited Condensed Balance Sheet of the Fund as of March 31, 2005 has been prepared as if the acquisition of Paramount Business Center had occurred on March 31, 2005.

        Such Unaudited Pro Forma Financial Information is based in part upon (i) the Audited Financial Statements of the Fund for the year ended December 31, 2004 included in the Fund's Annual Report on Form 10-K for the year ended December 31, 2004; (ii) the Unaudited Financial Statements of the Fund as of and for the three months ended March 31, 2005 included in the Fund's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005; and (iii) the Historical Statements of Revenue and Certain Expenses of Paramount Business Center for the year ended December 31, 2004 and for the three months ended March 31, 2005 (unaudited) filed herewith.

        The Unaudited Pro Forma Financial Information is presented for information purposes only and is not necessarily indicative of the financial position or results of operations of the Fund that would have occurred if the acquisition of Paramount Business Center had been completed on the date indicated, nor does it purport to be indicative of future financial position or results of operations. In the opinion of the Fund's managing member, all material adjustments necessary to reflect the effect of this transaction have been made.

CORNERSTONE REALTY FUND, LLC
(a California limited liability company)
UNAUDITED PRO FORMA CONDENSED BALANCE SHEET

ASSETS
	March 31, 2005(A)	Recent Acquisition (B)	Pro forma March 31, 2005
	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)
Assets
Cash and cash equivalents	$11,329,101	$(2,921,360)	$8,407,741
Investments in real estate
Land	5,447,490	1,100,000	6,547,490
Buildings and improvements, net	11,226,651	1,876,483	13,103,134
Intangible assets, net	667,319	129,194	796,513

	28,670,561	184,317	28,854,878
Other assets
Escrow deposit and other costs	160,415	(150,000)	10,415
Tenant and other receivables	58,692	—	58,692
Prepaid insurance	27,583	—	27,583
Leasing commissions, net	59,791	2,793	62,584

Total assets	$28,977,042	$37,110	$29,014,152

LIABILITIES AND MEMBERS' CAPITAL
Liabilities
Accounts payable and accrued liabilities	$274,369	$1,387	$275,756
Tenant security deposits	184,598	35,723	220,321

Total liabilities	458,967	37,110	496,077
Members' capital (100,000 units authorized, 69,408 units issued and outstanding in 2005)	28,518,075	—	28,518,075

Total liabilities and members' capital	$28,977,042	$37,110	$29,014,152

(A)
Derived from the unaudited financial statements as of March 31, 2005.

(B)
Represents adjustment for the acquisition of the Paramount Business Center, based on historical operating results. The purchase price has been allocated to land ($1,100,000), buildings ($1,876,483) and in-place leases ($129,194). The Company obtained an independent, third-party appraisal as the basis for this allocation in accordance with Financial Accounting Standards Board Statement No. 141, Business Combinations ("FAS 141"). Under FAS 141, the purchase price is allocated to a property's tangible (primarily land and building) and intangible (primarily in-place leases) assets at its estimated fair value. Specifically, the Company has determined the value attributable to the in-place leases of the Paramount Business Center at the acquisition date.

CORNERSTONE REALTY FUND, LLC
UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2004
(UNAUDITED)

	Cornerstone Realty Fund, LLC Historical (A)	Recent Acquisition (B)	Cornerstone Realty Fund, LLC Pro Forma
Revenues
Rental revenue	$1,199,034	$260,260	$1,459,294
Amortization of in-place leases	(118,911)	(54,467)	(173,378)
Tenant reimbursements	205,057	38,400	243,457

	1,285,180	244,193	1,529,373

Expenses
Property operating and maintenance	(282,890)	(27,812)	(310,702)
Property taxes	(209,842)	(22,423)	(232,265)
General and administrative expenses	(238,515)	(20,837)	(259,352)
Depreciation and amortization	(227,454)	(48,115)	(275,569)

	(958,701)	(119,187)	(1,077,888)

Interest, dividends and other	39,095	—	39,095

Net income	$365,574	$125,006	$490,580

Net income allocable to managing member	$36,557		$49,058

Net income allocable to unitholders	$329,017		$441,522

Per share amounts:
Basic and diluted income allocable to unitholders	$7.50		$10.07

Basic and diluted weighted average units outstanding	43,857		43,857

(A)
Represents the historical results of operations of the Fund for the year ended December 31, 2004. Certain reclassifications have been made to the historical statement of operations of the Fund to conform to the pro forma financial information presentation.

(B)
Represents adjustment for the acquisition of the Paramount Business Center, based on historical operating results. Depreciation is based on an allocation of the purchase price to land ($1,100,000) and buildings ($1,876,483) with buildings depreciated on a straight-line method over a 39-year period. The amortization of in-place leases is based on an allocation of $129,194 to in-place leases, which are amortized through 2008. The Company obtained an independent, third-party appraisal as the basis for this allocation in accordance with Financial Accounting Standards Board Statement No. 141, Business Combinations ("FAS 141"). Under FAS 141, the purchase price is allocated to a property's tangible (primarily land and building) and intangible (primarily in-place leases) assets at its estimated fair value. Specifically, the Company has determined the value attributable to the in-place leases of the Paramount Business Center at the acquisition date.

CORNERSTONE REALTY FUND, LLC
UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS

For the Three Months Ended March 31, 2005
(UNAUDITED)

	Cornerstone Realty Fund, LLC Historical (A)	Recent Acquisition (B)	Cornerstone Realty Fund, LLC Pro Forma
Revenues
Rental revenue	$417,215	$57,490	$474,705
Amortization of in-place leases	(44,882)	(10,848)	(55,730)
Tenant reimbursements	60,735	8,315	69,050

	433,068	54,957	488,025

Expenses
Property operating and maintenance	(94,421)	(6,942)	(101,363)
Property taxes	(80,105)	(5,772)	(85,877)
General and administrative expenses	(34,765)	(3,174)	(37,939)
Depreciation and amortization	(94,628)	(12,029)	(106,657)

	(303,919)	(27,917)	(331,836)

Interest, dividends and other	32,650	—	32,650

Net income	$161,799	$27,040	$188,839

Net income allocable to managing member	$16,180		$18,884

Net income allocable to unitholders	$145,619		$169,955

Per share amounts:
Basic and diluted income allocable to unitholders	$2.29		$2.67

Basic and diluted weighted average units outstanding	63,617		63,617

(A)
Represents the historical unaudited results of operations of the Fund for the three months ended March 31, 2005. Certain reclassifications have been made to the historical statement of operations of the Fund to conform to the pro forma financial information presentation.

(B)
Represents adjustment for the acquisition of the Paramount Business Center, based on historical operating results. Depreciation is based on an allocation of the purchase price to land ($1,100,000) and buildings ($1,876,483) with buildings depreciated on a straight-line method over a 39-year period. The amortization of in-place leases is based on an allocation of $129,194 to in-place leases, which are amortized through 2008. The Company obtained an independent, third-party appraisal as the basis for this allocation in accordance with Financial Accounting Standards Board Statement No. 141, Business Combinations ("FAS 141"). Under FAS 141, the purchase price is allocated to a property's tangible (primarily land and building) and intangible (primarily in-place leases) assets at its estimated fair value. Specifically, the Company has determined the value attributable to the in-place leases of the Paramount Business Center at the acquisition date.

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CORNERSTONE REALTY FUND, LLC SUPPLEMENT NO. 5 DATED JULY 5, 2005 TO THE PROSPECTUS DATED NOVEMBER 1, 2004 OF CORNERSTONE REALTY FUND, LLC
MANAGEMENT
INDEX TO FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
PARAMOUNT BUSINESS CENTER STATEMENTS OF REVENUE AND CERTAIN EXPENSES
PARAMOUNT BUSINESS CENTER NOTES TO STATEMENTS OF REVENUE AND CERTAIN EXPENSES
CORNERSTONE REALTY FUND, LLC UNAUDITED PRO FORMA FINANCIAL INFORMATION
CORNERSTONE REALTY FUND, LLC (a California limited liability company) UNAUDITED PRO FORMA CONDENSED BALANCE SHEET
CORNERSTONE REALTY FUND, LLC UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS For the Year Ended December 31, 2004 (UNAUDITED)
CORNERSTONE REALTY FUND, LLC UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS For the Three Months Ended March 31, 2005 (UNAUDITED)